UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

SCHEDULE 13D/A

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(Under the Securities Exchange Act of 1934)

ZENA CAPITAL CORPORATION

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Name of Issuer)

Common Shares, without par value

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(Title of Class of Securities)

98935 B1 09

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(CUSIP Number)

ALAN G. CRAWFORD

938 West Pender Street, Suite #703,

Vancouver, British Columbia, Canada  V6Z 1N9

Telephone: (604) 689-0188

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 15, 2008

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98935 B1 09

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1.

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ALAN G. CRAWFORD

IRS ID Number or SSA Number = not applicable

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

[

]

(b)

[

]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:

N/A

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

[

]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION:

British Columbia, Canada

7.

SOLE VOTING POWER

Number of Shares Beneficially owned by each reporting person with	(7) Sole voting power Nil (8) Shared voting power Nil (9) Sole dispositive power Nil (10) Shared dispositive power Nil

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Less than 5%

12.

CHECK BOX IF THE AGALANATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[

]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):

0%

14.

TYPE OF REPORTING PERSON:

IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington.  D.C. 20549

SCHEDULE 13D/A

(Under the Securities Exchange Act of 1934)

On August 29, 2004, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 20-FR became effective (File No. 000-50829).  This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 20-FR became effective.  For this reason, all references to source of Funds have been answered no applicable.

Item 1.

Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Alan G. Crawford with respect to the common shares without par value (the "Common Shares") of Zena Capital Corporation, a British Columbia, Canada corporation, with its principal offices located at 938 West Pender Street, Suite #703, Vancouver, British Columbia, Canada  V6Z 1N9 (the "Issuer"), remains in full force and effect.

Item 2.

Identity and Background

(a)

This Schedule 13D is filed on behalf of Alan G. Crawford

(b)

Mr. Crawford's business address is:

938 West Pender Street, Suite #703, Vancouver, British Columbia,   Canada  V6Z 1N9.

(c)

Mr. Crawford is not a director/officer of the Issuer.

(d)

During the last five years Mr. Crawford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Crawford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Crawford is a citizen of Canada.

Item 3.

Source and Amount of Funds or Other Consideration

Not applicable

Item 4.

Purpose of Transaction

1,880,052 common shares were sold for approximately $0.07 per share for total proceeds of $135,242.60 via a private transaction.

Item 5.

Interest in Securities of the Issuer

Reporting person no longer beneficially owns any securities of the issuer (exclusive of outstanding options to purchase 225,000 shares)

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

- None

Item 7.

Material to be Filed as Exhibits

- None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 20, 2008

/s/ ALAN G. CRAWFORD

(Signature)

ALAN G. CRAWFORD

(Name/Title)